Exhibit 99.1

Abivax Announces Repurchase of

Royalty Certificates and Pricing of $45M

(€38.5M) Offering of American

Depositary Shares

•	Cash runway remains into Q4 2027, supporting continued funding of clinical programs and pre-commercial planning activities

•	Royalty overhang materially reduced, enhancing financial flexibility to support future commercialization efforts

PARIS, France – May 5, 2026 – 8:00 am CEST – Abivax SA (Euronext Paris: FR0012333284 – ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the immune response in patients with chronic inflammatory diseases, today announces (i) the execution of a purchase agreement (the “Purchase Agreement”) for the royalty certificates issued by the Company in September 2022 (the “Royalty Certificates”), to be partially paid in shares, and (ii) consequently, the pricing of a $45 million offering of 403,347 ordinary shares (“Ordinary Shares”) represented by American Depositary Shares (“ADSs”), each representing one Ordinary Share, €0.01 nominal value per share, of the Company, to the benefit of the Royalty Certificates’ holders (the “Holders”) at an offering price of $111.57 per ADS (the “Offering”).

The offering price of $111.57 per ADS (corresponding to €95.34 per Ordinary Share), based on the exchange rate of €1.00 = $1.1702 as published by the European Central Bank on April 30, 2026, is equal to the volume-weighted average trading price of the ADSs on the Nasdaq Global Market over the five consecutive trading days ending on and including the trading day immediately preceding the pricing of the Offering (i.e., from April 27, 2026 to May 1, 2026) and has been determined by the Board of Directors pursuant to the 26th resolution of the Company’s combined shareholders’ meeting held on June 6, 2025 (the “General Meeting”).

Didier Blondel, Chief Financial Officer of Abivax, said: “Strengthening our balance sheet remains a core priority as we continue to reduce legacy obligations. The current market environment presents a compelling opportunity to proactively repurchase these royalty certificates on attractive terms, allowing us to simplify our capital structure and enhance long-term shareholder value.”

Purchase of the Royalty Certificates

The Royalty Certificates have been issued to TCG Crossover Fund I, L.P., VHCP ABVX Holdings, LLC, Deep Track Biotechnology Master Fund, Ltd., Sofinnova Crossover I SLP, Invus Public Equities, L.P., FPCI BioMedTech and Santé Holdings Srl pursuant to a decision of the Board of Directors of the Company held on August 31, 2022.

Pursuant to the Purchase Agreement entered into between the Company and the Holders on May 4, 2026, the Holders have agreed to sell, and the Company has agreed to purchase, all of the Royalty Certificates for a purchase price equal to $90 million, of which $45 million shall be paid in cash on the closing date, expected on or about May 7, 2026.

The Holders have agreed to grant an interest-free vendor’s loan (crédit vendeur) in a total amount equal to the remaining $45 million, to be reinvested in the Company’s securities and such loan will be set off against the subscription price of the ADSs to be issued by the Company to the Holders in the Offering. Such set-off, and the corresponding issuance and delivery of the ADSs to the Holders, is expected to occur on the closing date of the Offering, expected on or about May 7, 2026, at which time the vendor’s loan will be fully extinguished.

The Royalty Certificates repurchased by the Company will be immediately cancelled by the Company.

Type of Offering

The Ordinary Shares (in the form of ADSs) being issued in the Offering are being issued by way of a capital increase with cancellation of the preferential subscription rights of existing shareholders to the benefit of the Holders, pursuant to the 26th resolution of the General Meeting.

Expected Closing

The Offering is expected to close on or about May 7, 2026, subject to the satisfaction of customary closing conditions.

Estimated Proceeds from the Offering

As the subscription price of the Ordinary Shares (including in the form of ADSs) being issued in the Offering is to be paid by way of set-off against certain, liquid, and due claims against the Company, there will be no proceeds from the Offering.

Dilution

The 403,347 Ordinary Shares (including in the form of ADSs) to be issued in the Offering will result in a dilution of approximately 0.5% of the share capital of the Company (on a non-diluted basis). On an illustrative basis, a shareholder holding 1% of the Company’s share capital before the Offering would hold a stake of 0.99% after completion of the Offering.

Settlement and Delivery – Documentation

The Company’s ADSs are listed on the Nasdaq Global Market under the ticker symbol “ABVX.” The Company’s Ordinary Shares are listed on the regulated market of Euronext in Paris (“Euronext”) under the symbol “ABVX.”

The Ordinary Shares issued in the Offering are expected to be admitted to trading on Euronext on or about May 7, 2026. The ADSs representing the Ordinary Shares being issued in the Offering are expected to be admitted to trading on the Nasdaq Global Market on or about May 7, 2026.

The Ordinary Shares underlying the ADSs issued in the Offering will be subject to an application for admission to trading on Euronext on the same trading line as the existing Ordinary Shares of the Company currently listed on Euronext, under the same ISIN code FR0012333284.

An automatic shelf registration statement on Form F-3 (including a prospectus) relating to the Company’s securities was filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2025, and became effective upon filing. The Company intends to file with the SEC a prospectus supplement (and accompanying prospectus) to register any potential resale of the ADSs (the “Prospectus Supplement”). These documents may be obtained free of charge by visiting EDGAR on the SEC’s website at www.sec.gov.

The Offering is not subject to a prospectus requiring an approval of the AMF.

Accounting Treatment

The Company accounted for the repayment of the Royalty Certificates in accordance with applicable accounting standards, recognizing the transaction upon settlement and derecognizing the associated liability from its balance sheet. Any difference between the carrying value of the Royalty Certificates and the consideration paid will be recorded as a gain or loss in the Company’s results of operations for quarter ended June 30, 2026.

Advisors

Leerink Partners is acting as exclusive financial advisor to the Company in connection with the Offering.

Dechert (Paris) LLP and Cooley LLP are acting as legal advisors to the Company in connection with the Offering.

Cash Position and Runway

The Company had cash, cash equivalents and short-term investments of €530.4 million as of December 31, 2025, providing a projected cash runway into Q4 2027 based on current operating assumptions.

After the repurchase of the Royalty Certificates, the Company’s projected cash runway remains unchanged (into Q4 2027).

Risk Factors

Potential investors should carefully consider the risks described under “Risk Factors” in the Prospectus Supplement, including the following risks:

•	Future sales of ordinary shares or ADSs by existing shareholders could depress the market price of the ADSs and ordinary shares; and

•

Raising additional capital, including as a result of this offering or of further offerings to finance the clinical programs or the commercialization of the Company’s drug candidates, may cause dilution to the Company’s shareholders, restrict its operations, or require it to relinquish rights to its drug candidates.

In addition, the Company draws attention to the risk factors related to the Company and its activities described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 23, 2026 and in Chapter 2 of the 2026 universal registration document filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the “AMF”) under number D.26-0133 on March 23, 2026, which is available free of charge on the Company’s website at https://ir.abivax.com/fr, as well as on the AMF’s website at www.amf-france.org.

About Abivax

Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis.

Contacts:

Abivax Investor Relations Patrick Malloy patrick.malloy@abivax.com +1 847 987 4878

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business and financial objectives. Words such as “design,” “intend,” “expect,” “forward,” “future,” “can,” “could,” “may,” “might,” “potential,” “plan,” “project,” “should,” “will” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements regarding the expected closing of the Offering, the period of time through which the Company anticipates its financial resources will be adequate to support its operations, as well as statements concerning or implying the therapeutic potential of Abivax’s drug candidates, clinical development plans, business and regulatory strategy, and anticipated future performance and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the AMF pursuant to its legal obligations, including its universal registration document (Document d’Enregistrement Universel), and in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 23, 2026 under the caption “Risk Factors.” These risks, contingencies and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates and the availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of such securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.

This announcement is not a prospectus within the meaning of the Prospectus Regulation.

In relation to each member state of the European Economic Area (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons per Relevant Member State, or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in Article 2(d) of the Prospectus Regulation.

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the securities offered in the Offering has led to the conclusion in relation to the type of clients criteria only that: (i) the type of clients to whom the securities are targeted is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the securities offered in the Offering to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Ordinary Shares (a “distributor”) should take into consideration the manufacturers’ type of clients assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Ordinary Shares offered in the Offering (by either adopting or refining the manufacturers’ type of clients assessment) and determining appropriate distribution channels.

This press release has been prepared in both French and English. In the event of any discrepancies between the two versions of the press release, the French language version shall prevail.